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                                                   Filed by Deutsche Telekom AG
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Powertel, Inc.
                                             Exchange Act File Number 000 23102

        THE FOLLOWING WAS USED BY DEUTSCHE TELEKOM AG FOR THE FIRST TIME
                              ON SEPTEMBER 19, 2000



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         On September 18, 2000, Deutsche Telekom filed applications at the
Federal Communications Commission (1) jointly with VoiceStream Wireless Corporation for the transfer of control of wireless licenses and international authorizations from VoiceStream to Deutsche Telekom as part of the companies' definitive merger agreement announced on July 24, 2000 and (2) jointly with Powertel Inc. for the transfer of control of wireless licenses and international authorizations from Powertel to Deutsche Telekom as part of the companies' definitive merger agreement announced on August 26, 2000.

         These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Deutsche Telekom does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

         Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The proxy statement /prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom AG, Voicestream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Deutsche Telekom AG, Voicestream Wireless Corporation and Powertel, Inc. at the Commission's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom AG,
Attention: Petra Michalscheck, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany, and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017.